February 26, 2026

VIA EDGAR

Division of Corporation Finance
Office of Real Estate & Construction
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Illumination Acquisition Corp I
Registration Statement on Form S-1
File No. 333-292445

Ladies and Gentlemen:

The undersigned hereby withdraws its request, dated February 25, 2026, that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Eastern Time, on March 2, 2026 or as soon thereafter as practicable.

ILLUMINATION ACQUISITION CORP I

/s/ John Lipman
John Lipman
Chief Executive Officer